The EMI Group

EMI GROUP PLC 4 TENTERDEN STREET HANOVER SQUARE LONDON W1A 2AY
TELEPHONE 020 7355 4848

Office of International Finance,
Division of Corporation Finance,
Securities & Exchange Commission,
450 5th Street, NW,
Washington DC 20549-1004,
U. S. A.

By Airmail


02002665

16th November, 2001.

Attn: Filing Desk - Stop 1-4

Dear Sirs,

EMI Group plc - Ref. No: 82-373

Further to our filing of 1st November 2001, I enclose one copy of the following item that the Company has delivered to the London Stock Exchange:

(a) an announcement dated 16th November 2001, confirming that:

- Barclays PLC, through its subsidiary Barclays Bank PLC, has a notifiable interest in EMI Group plc Ordinary Shares of 14p each and, as at the close of business on 15th November 2001, held 23,784,639 shares, being 3.01% of the shares in issue; and,

- Government of Singapore Investment Corporation Pte Ltd has decreased its interests in EMI Group plc Ordinary Shares of 14p each, as at the close of business on 15th November 2001, to 23,019,439 shares, being 2.92% of the shares in issue, and that accordingly Government of Singapore Investment Corporation Pte Ltd no longer has a notifiable interest in EMI Group plc Ordinary Shares of 14p each.

Yours faithfully,

C L Christian

C.L. CHRISTIAN
Deputy Secretary

Enc.

The EMI *Group*

EMI GROUP PLC 4 TENTERDEN STREET HANOVER SQUARE LONDON W1A 2AY
TELEPHONE 020 7355 4848

VIA THE INTERNET

Company Announcements Office,
London Stock Exchange.

16th November, 2001.

AVS Security No: 642663

Dear Sirs,

EMI Group plc - Notification of Major Interests in Shares

As required by paragraph 9.11 of the Listing Rules, we advise that the Company has been informed by:

- Barclays PLC, in a letter dated 15th November 2001 and received on 16th November 2001, that Barclays PLC, through its subsidiary, Barclays Bank PLC, has a notifiable interest in EMI Group plc Ordinary Shares of 14p each and, as at the close of business on 15th November 2001, held 23,784,639 shares, being 3.01% of the shares in issue.

- Government of Singapore Investment Corporation Pte Ltd, in a fax dated 16th November 2001, that its interest in EMI Group plc Ordinary Shares of 14p each, as at the close of business on 15th November 2001, had decreased to 23,019,439 shares, being 2.92% of the shares in issue. Accordingly, Government of Singapore Investment Corporation Pte Ltd has ceased to have a notifiable interest in EMI Group plc Ordinary Shares of 14p each.

Yours faithfully,



C. L. CHRISTIAN
Deputy Secretary